[GRAPHIC OMITTED] Acergy

                Acergy S.A. announces Simon Crowe's commencement
                           as Chief Financial Officer

London, England - October 19, 2009 - Acergy S.A. (the "Company") (NASDAQ-GS:
ACGY; Oslo Stock Exchange: ACY) today confirms Simon Crowe's commencement as Chief Financial Officer.

Simon is a member of the Chartered Institute of Management Accountants in the U.K. with 16 years of experience in senior financial, strategic and corporate finance positions across a range of industries, including 10 years in the global oil and gas industry.

He joins Acergy S.A. from Transocean Ltd. where he was most recently Vice President, Strategy and Planning and previously Finance Director of Transocean's Europe & Africa Business Unit, covering 15 countries and delivering revenue in excess of $5bn.

Upon his arrival, Mr. Crowe received a joining bonus for the compulsory purchase of shares in the Company. 14,250 shares were purchased on October 19, 2009 in open market transactions at an average price of $13.47 per share.

Following this transaction, Mr. Crowe owns 14,250 shares.

This message is submitted on behalf of the Company and Mr. Crowe as a primary insider.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Tel: +44 (0) 20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.